Notice to the Holders of TDL Infomedia Holdings plc
US$49,950,000 15.5% Senior Discount Notes due 2010


TDL Infomedia Holdings plc (the 'Company') announces that it has accepted an offer for it to repurchase a portion of its outstanding US$49,950,000 15.5% Senior Discount Notes due 2010 (the 'Notes'). The Company completed the repurchase on December 16, 2002.

The Company repurchased US$37,890,000 in aggregate principal amount at maturity of Notes (the 'Repurchased Notes') in this transaction, and all Repurchased Notes are now being cancelled and accordingly may not be held, reissued or resold. As a result of the Company's repurchase, the aggregate principal amount at maturity of the Notes outstanding is now US$12,060,000.

The Notes have been accepted for clearance through the facilities of the Depository Trust Company. The Notes have a CUSIP number of 87235GAB4, ISINs of USG8705TAA81 and US87235GAA67 and Common Codes of 010307112 and 010307171.